

October 28, 2011

Via Email
Christopher G. Marshall
Chief Financial Officer
North American Financial Holdings, Inc.
9350 South Dixie Highway
Miami, FL 33156

      Re: **North American Financial Holdings, Inc.**
                  Amendment No. 1 to the Registration Statement on Form S-4
                  Filed October 25, 2011
                  File No. 333-176796

                  Amendment No. 1 to the Registration Statement on Form S-4
                  Filed October 25, 2011
                  File No. 333-176726

                  Amendment No. 1 to the Registration Statement on Form S-4
                  Filed October 25, 2011
                  File No. 333-176725

Dear Mr. Marshall:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4/A, File No. 333-176796, filed October 25, 2011

Exhibit 8.1

1. The short-form opinion and the tax disclosure in the prospectus both must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of

counsel. It is not sufficient for counsel to state that the disclosure in the tax consequences section of the prospectus "is accurate in all material respects." Please arrange for counsel to revise accordingly. Refer to Section III.B.2 of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Form S-4/A, File No. 333-176726, filed October 25, 2011

Prospectus Cover Page

2. We note your response to comment 2 in our letter dated September 27, 2011. Please revise to disclose on the prospectus cover page the information contained in the first full paragraph on page 5.

Exhibit 8.1

3. The short-form opinion and the tax disclosure in the prospectus both must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of counsel. It is not sufficient for counsel to state that the disclosure in the tax consequences section of the prospectus "is accurate in all material respects." Please arrange for counsel to revise accordingly. Refer to Section III.B.2 of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Form S-4/A, File No. 333-176725, filed October 25, 2011

Prospectus Cover Page

4. We note your response to comment 3 in our letter dated September 27, 2011. Please revise to disclose on the prospectus cover page the information contained in the last sentence of the first full paragraph on page 7.

Capital Bank Corp., page 74

5. We note your response to comment 1 in our letter dated September 27, 2011. In light of the fact that total credit losses through June 30, 2011 exceed more than half of the allowable amount of credit losses under the contingent value rights agreement, and in light of the remaining amount of time under the agreement during which credit losses may continue to be incurred, please revise to disclose whether management believes Capital Bank Corp. shareholders will receive any payment under the CVR.

Exhibit 8.1

6. The short-form opinion and the tax disclosure in the prospectus both must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of counsel. It is not sufficient for counsel to state that the disclosure in the tax consequences

section of the prospectus "is accurate in all material respects." Please arrange for counsel to revise accordingly. Refer to Section III.B.2 of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

Christopher G. Marshall
North American Financial Holdings, Inc.
October 28, 2011
Page 4

 cc: David E. Shapiro, Esq.
         Mark F. Veblen, Esq.
             Wachtell, Lipton, Rosen & Katz